

Ossen Innovation Co., Ltd.

Safe Harbor Statement

This presentation contains forward-looking statements, including financial projections. In some cases, you can identify forward looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition expressed or implied in any forward-looking statements. Such factors include, but are not limited to the company's ability to complete product orders, coordinate product design with its customers, ability to expand and grow its distribution channels, political and economic factors in the People's Republic of China, and other factors detailed in the Company's filings with the Securities and Exchange Commission. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties. Forward-looking statements made during this presentation speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation.

The Company makes no expressed or implied representation or warranty as to whether it can attain the projected financial information or the accuracy of any other forward looking statements set forth in this presentation or as to the accuracy or completeness of the assumptions from which the forward looking statements are derived. The Company does not have any obligation to update or revise any forward looking statement to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

OVERVIEW

Offering Terms

Issuer	Ossen Innovation Co., Ltd ("Ossen" or the "Company")
Symbol	OSN (NASDAQ)
Securities Offered	American Depositary Shares ("ADS")
Transaction Type	Initial Public Offering
Offering Size*	$56.0 million
Offering Price	$7.00 - $9.00
Shares Offered	7,000,000
Fully Diluted Shares Outstanding	22,150,000 (Post-offering)
Diluted Market Capitalization*	$177,200,000 (Post-offering)
Use of Proceeds	Capacity expansion, working capital, and general corporate purposes
Underwriters	Bookrunner - Global Hunter Securities, LLC Bookrunner - Knight Capital Markets LLC

* Assumes a $8.00 offering price per share

Company Overview

- Ossen Innovation Co., Ltd is engaged in the design, engineering, manufacturing and sale of customized prestressed concrete ("PC") materials used in the construction of railways, highways, bridges and buildings operating in the People's Republic of China
- The only company in China capable of producing rare earth coated PC wire and strand
  - Products have been sold both within China and abroad
- Two production facilities in Anhui and Jiangxi province provide for an aggregate annual production capacity of 140,000 tons
- Financial overview
  - In FY2009 (ended Dec. 31) we generated revenue of $101.1 million and net income attributed to controlling interest of $8.0 million, representing year over year growth of 22% and 102%, respectively
  - In the first half of FY2010 we generated revenue of $58.8 million and net income* of $7.1 million, representing year over year growth of 45% and 216%, respectively
- We were founded in October 2004 and are headquartered in Shanghai, China


OSSEN

* Net Income Attributed to Controlling Interest

Investment Highlights

Leading Provider	❖ Among the top 5 PC material producers in China when ranked by production output ❖ Only producer in China capable of producing rare earth coated PC wire and strand ❖ We ranked 3rd in domestic sales and 1st in export sales in PC materials in 2008
Proprietary Technology / In-House R&D Capabilities	❖ We have been granted 18 patents by the State Intellectual Property Office of China; 12 additional patents are pending approval ❖ Ability to provide innovative solutions to customers worldwide ❖ Proprietary production processes and technologies have allowed for cost savings
Worldwide Brand Recognition	❖ Established track record by participation in hundreds of projects ❖ The "Ossen" brand is recognized globally for its excellent quality and value ❖ Products have been used in numerous large-scale projects around the world
Unprecedented Market Growth Opportunity	❖ To support China's infrastructure build-out, its estimated that approximately 58.6 million tons of PC materials will be consumed in the next 10 years - such demand is expected to outstrip supply ❖ Bridge construction throughout China and the use of rare earth coated PC materials will result in significant growth opportunities for us
Experienced Management Team	❖ The average executive has 15 years of industry experience ❖ Founders were among the first in China to introduce and promote the use of PC materials in construction projects

Source: Chinese Academy of Social Sciences, General Administration of the Customs of PRC

Management Overview

Dr. Liang Tang *Chairman of Board*	❖ Over 20 years of experience in the PC materials industry ❖ Routine Vice Chairman of China Chamber of Metallurgy Industry ❖ Vice Chairman of China Committee of Corporate Citizenship ❖ Honorable title of Shanghai Leader by the Shanghai Municipal Government ❖ Top 10 Most Socially Responsible Entrepreneur in China ❖ Knighted and awarded the Royal Knights Medal by the King of Spain ❖ Professor of East China Normal University， advisor of Ph.D candidates ❖ Ph.D in economics from East China Normal University
Wei Hua *CEO*	❖ Over 25 years of experience in the PC materials industry ❖ Chairman of Ossen (Jiujiang) from 2007 ❖ Vice Supervisor of the Department of Technology and Quality Supervision within Baosteel Group, a Fortune 500 company in China ❖ Business Management degree from Shanghai University
Alan Jin *CFO*	❖ Over 12 years of experience in the finance industry ❖ CFO of American Lorain Corporation (AMEX: ALN) from 2008 until October 2010 ❖ Vice President of Markets and Banking at Citigroup New York from 2002 to 2008 ❖ Bachelors degree in economics from Fudan University and an MBA from Thunderbird School of Global Management ❖ CFA Charter Holder

MARKET OVERVIEW

Unprecedented Market Opportunity

Demand for PC materials is expected to outstrip supply

- In 2009, the output of the PC materials in the PRC surpassed 3 million tons, making China the largest producer and consumer of PC materials in the world
- To support the nation's infrastructure build-out, it's estimated that 58.6 million tons of PC materials will be consumed in the next 10 years. This is equivalent to an annualized demand of 5.9 million tons

Infrastructure is a key driver for the increased demand in PC materials

- According to the "11th Five-Year Plan", 81,000 km of national highways will be built by 2020, requiring over 10 million tons of PC materials
- More than 200 new bridges built and over 400 existing bridges will need to be reinforced/expanded by 2020 (including four cross-sea bridges and tunnels), requiring over 14 million tons of coated PC materials
- Growth in demand will be further supported by a $570 billion Chinese government stimulus package, of which, 46% ($262 billion) is to be allocated to the rural and urban infrastructure build-out

Estimated demand for PC materials in the next 10 Years (tons)



River bridge, 6.0
Cross-sea bridge, 8.0
Highway, 10.0
Railway, 9.0
City transportation, 2.0
Nuclear power plants, 2.0
Rural roads, 1.6
Plain surface PC wires used on deck and approach bridge, 20.0

China's stimulus spending package breakdown



Wenchuan Earthquake Rebuild, 25.0%
Affordable Housing, 10.0%
Rural Infrastructure, 9.3%
Urban Infrastructure, 37.5%
Health and Education, 3.8%
Energy Saving & Ecological Projects, 5.3%
Innovation & Industrial Restructuring, 9.3%

Source: Chinese Academy of Social Sciences

Favorable Positioning

Rare earth coated PC materials such as those produced by Ossen are playing an increasingly important role in the PC industry

- Rare earth coated PC materials are corrosion resistant for up to 50 years, 2-3 times higher than regular zinc coated PC materials
- Due to the high corrosion resistance and high strength properties found in rare earth coated materials, these PC materials are extensively used in the construction of large-span bridges such as those being planned throughout China
- Between 2004 and 2008, the demand for coated PC materials for bridge cables grew from 20,000 to 50,000 tons/year. Such demand is expected to reach 100,000 tons/year in the next few years as bridge construction continues to grow in China

Ossen is well positioned to capitalize on a tremendous market opportunity

- In China, there are only 4 companies that produce coated PC products
- We are the only company in China that has produced rare earth coated PC wire and strand
- By establishing a reputable brand name and solid track record, we now rank among the top 5 PC materials producers in China when ranked by production output

BUSINESS OVERVIEW

An Established History of Growth

- Founded in October 2004
- Completed the acquisition of Jiujiang Steel & Iron Company in 2005, significantly expanding our production capacity
- Ossen Group recently acquired Shanghai Pujiang Cable Co., Ltd., a top cable producer in the world, which further provided vertical synergy
- We are among the top 5 PC material producers in China when ranked by production output
- Total designed production capacity of 140,000 tons
- Today, we are the first and only company in China who has applied rare earth coating techniques in the production of PC wire and strand

Product Overview

Unbonded plain surface PC strands
Uses include the construction of bridges and buildings

- Plain surface PC strands that are coated with grease and extruded with high-density polyethylene

PC strands
Uses include ridge surfaces of bridges

- PC wires that are twisted into a bundle and used as precast concrete plates

PC wires
Uses include buildings, railway ties and sleepers

This product is divided among three categories:

- Plain surface PC wires: This product consists of an individual round wire
- Indented PC wires: This product consists of an individual round wire that contains an indentation
- Helical (spiral) rib PC wires: This product consists of an individual round wire whose surface is pulled out into a helical rib pattern

Rare earth coated PC wire and strand
Uses include suspension and cable-stayed bridges

- Rare earth coated PC materials primarily use cerium, lanthanum and other rare earth elements
- Rare earth coated products are materials that are zinc coated with a rare earth zinc-plating protective layer so as to produce materials that are more corrosion-resistant and long-lasting
- The application of rare earth coating technology enables our products to meet the higher standards of bridge project







Product Sales Composition

- **Strategic shift in product sales**
  - Refocused on the Chinese domestic market in 2009 after the U.S. and EU applied anti-dumping duties to plain surface products
  - In 2009 the Company identified an opportunity in coated products which since 2007, have had an average gross margin of approximately 23%, compared to average gross margin of approximately 13% for plain surface products
  - Through coated product capacity expansion, the Company plans to continue to increase sales of our higher margin rare earth coated products
  - Coated PC wire and strand are increasingly important in the construction of infrastructure projects due to their higher anti-corrosion level and longer lasting service life
  - We developed rare earth coating techniques which have positioned us well in the coated PC materials sector

Revenue by Product Type (million $)



$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$70.0
$1.9
$79.6
$3.1
$83.3
$17.8
$25.3
$33.4
FY2007
FY2008
FY2009
6 mos ended 2010
Plain Surface
Coated Products

Gross Margin Comparison



30%
25%
20%
15%
10%
5%
0%
24.0%
21.0%
26.3%
21.4%
11.6%
14.5%
10.5%
17.5%
FY2007
FY2008
FY2009
6 mos ended 2010
Plain Surface
Coated Products

Proprietary Technology and R&D

- 18 patents granted by the State Intellectual Property Office of China and 12 patents pending for approval. Patents and trade secrets relate to:
  - Special device designed for PC products production
  - Production method for plain surface PC wire and strand
  - Production method for coating
- A team of 19 seasoned R&D professionals are dedicated to improving production technology, product quality and safety, and new product development
  - Actively collaborating with research institutions and universities
  - Ability to produce a wide array of customized PC materials
- Proprietary technology allows us to be the only producer in the world capable of producing 15.20mm, 1,860 megapascal rare earth coated PC strand*
  - With higher strength, PC strand can replace cable and be used on a bridge directly, which simplifies construction process and saves cost
  - Market trend is to use higher strength and higher performance materials in construction to improve both quality and to save on overall cost

* Source: Chinese Academy of Social Sciences

Production Facilities

- Two facilities with 18 production lines produced approximately 126,000 tons in 2009
- Equipped with high quality equipment and machinery capable of producing products that meet the quality standards set by numerous countries
- Production process is technology driven and incorporates over 20 cutting edge techniques and a sophisticated ERP system

Maanshan Facility



Location	Maanshan City, Anhui Province
Production Lines	7
Production (ton/yr)*	80,392

Jiujiang Facility



Location	Jiujiang City, Jiangxi Province
Production Lines	11
Production (ton/yr)*	46,495

* Production in 2009

Capacity and Utilization

- Our plain surface production lines have been running close to and above designed capacity until 2010. In an event our Plain Surface capacity utilization is over 100%, we have to use part of the coated production line to support additional production needs
- Plain surface production capacity utilization rate dropped substantially in 2010 due to the anti-dumping policy which restricted export sales of plain surface PC products. However, we were able to adapt to the current market environment and quickly increase sales of coated products which carry higher margins and are not subject to current anti-dumping measures
- Due to production shift towards the higher margin coated products, we plan to expand our coated production capacity by 30,000 tons

Sales and distribution

- **Bidding process**
  - Contracts are awarded based on a predetermined set of criteria such as delivery time, technical merit, price, etc.
  - Historical win rate of over 90% illustrates our solid reputation and expertise in providing customized solution to clients
- **Utilizes direct-sale model and distributorship model**
  - Use distributors in both domestic and international markets
  - Domestic sales network covers 17 provinces, administrative regions and municipalities
- **International Sales**
  - Plain surface products are actively sold in other Asian countries
  - Coated products target global markets
- **Distribution Advantages**
  - Two manufacturing facilities are strategically located close to the Yangtze River, railways, national highways and airports, which provide flexible and low cost transportation
  - Located in Anhui and Jiangxi province , our effective sales radius covers Southern China where most of our existing clients are located

Customer Base

- Products are sold to agents or construction companies
  - Year to date 2010, domestic sales accounted for 96.9% of the total revenue vs. 3.1% in export sales
  - Customers that made up over 10.0% of the revenue (3 customers) accounted for over 68.5% of the aggregate revenue during 6 month ended June 30, 2010
  - Term of contract is typically dictated by the length of the project – typical contract term is one to three years

- Many of our customer contracts relate to designated infrastructure projects which are performed during a defined period of time, and are not necessarily long-term in nature. Accordingly, if any of our customers were to discontinue purchasing our products, we would actively seek new customers, which we have been successful doing in the past

Customer Name	Revenue % 2010 YTD	Customer Type	Years of Relationship With Ossen
Zhangjiagang Ruifeng Iron and Steel Co., Ltd.	35.2%	Agent	6 Years
Shanghai Zhaoyang New Metal Material Co., Ltd.	20.5%	Agent	6 Years
Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd.	12.8%	Agent	6 Years
Total	68.5%		

Competition

- Competition among manufacturers of plain surface products in China can be characterized as fragmented, with both large and small companies competing with each other
- We believe that we have differentiated ourselves by building a recognized brand name in the industry and by offering superior products, timely delivery and high value
- We are one of four PRC companies that manufacture zinc coated PC products and the only company in China capable of producing rare earth coated PC wire and strand
- Furthermore, we are the only Chinese rare earth coated PC materials manufacturer

Current High-Profile Projects

Products have been used in numerous major infrastructure projects:



Balimiao Canal Bridge
Shandong Province, China



Ningbo Yongjiang Grand Bridge
Zhejiang Province, China



Taohuayu Yellow River Bridge
Henan Province, China



Aizhai Suspension Bridge
Hunan Province, China



Lishui Grand Bridge
Hunan Province, China



Nanjing South Railway Station
Jiangsu province, China

Growth strategy

- **Increase Production Capacity and Expand Product Portfolio**
  - Total Investment of approximately $22 million; expected completion by the end of 2011
  - Plans to extend the existing Maanshan facility with 8 new production lines will increase coated PC materials capacity by 30,000 tons/year
  - Post expansion, the aggregate production capacity will increase from 140,000 tons to 170,000 tons per year
  - Our plan is to continue to increase the sale of our higher margin rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.
  - Plan to leverage our R&D expertise to continue introducing superior products

- **Strengthen and Diversify Customer Base**
  - Continue providing high quality products and tailored after-market supports to existing customers
  - Opportunistically expand into regions where our coated products are not subject to anti-dumping duties

- **Pursue Strategic Relationships**
  - Intend to pursue collaboration opportunity with strategic partners to enhance business operation

Use of Proceeds

- $22.0 million – Coated materials capacity expansion (30,000 tons/year)
  - $20.0 million – 8 new production lines
  - $2.0 million – Expansion of the current factory building
- $3.0 million - Purchase of additional land
- $25.0 million - Working capital used to support the continued growth of the business
- ~ $5.6 million - Transaction expenses (underwriter commission, legal, audit, etc.)

FINANCIAL OVERVIEW

Income Statement

Financials *(in million USD)*	Fiscal Year Ending Dec 31			6 Month Ended June 30	
	2007A	2008A	2009A	2009A	2010A
Total Revenue	$71.9	$82.7	$101.1	$40.4	$58.7
Gross Profit	8.6	12.2	13.4	4.6	11.6
Gross Margin	*11.9%*	*14.8%*	*13.3%*	*11.4%*	*19.8%*
Operating Income	4.3	6.6	11.8	3.7	10.8
Operating Margin	*6.0%*	*8.0%*	*11.7%*	*9.2%*	*18.4%*
Income Before Tax	3.4	5.1	10.5	3.1	9.9
EBT Margin	*4.7%*	*6.2%*	*10.4%*	*7.7%*	*16.9%*
Tax	0.2	0.3	0.7	0.3	1.3
Tax Rate	*5.9%*	*5.9%*	*6.7%*	*11.0%*	*13.1%*
Minority Interest	0.0	0.8	1.7	0.5	1.4
Net Income after Minority Interest	3.2	4.0	8.0	2.2	7.1
Net Income Margin	*4.5%*	*4.8%*	*7.9%*	*5.4%*	*12.1%*
EBITDA	5.8	8.1	13.9	4.4	11.5

Growth Rate			
Revenue Growth	*NA*	*15.02%*	*22.25%*
Net Income Growth	*NA*	*25.00%*	*100.00%*
3-Yr Revenue CAGR		*18.58%*	
3-Yr Net Income CAGR		*58.11%*	

Balance Sheet

Selected Balance Sheet Items (in million USD)	Fiscal Year Ending Dec 31		30-Jun
	2008A	2009A	2010A
Cash & Cash Equivalents	3.7	8.4	3.4
Restricted Cash	9.9	11.8	12.1
Account Receivable	4.7	15.1	33.7
Inventories	9.3	10.2	15.1
PP&E	14.2	13.1	12.4
Total Assets	**$65.8**	**$85.7**	**$108.1**
Notes Payable[1]	18.2	19.7	22.0
Short Term Bank Loans	19.4	27.3	36.4
Account Payable	0.4	0.2	0.7
Due to Related Parties	12.9	12.8	12.9
Total Liabilities	**$55.4**	**$65.5**	**$79.3**
Total Shareholders' Equity	**$10.4**	**$20.2**	**$28.8**

(1) Notes payable is interest free

Investment Highlights

Leading Provider	❖ Among the top 5 PC material producers in China by capacity ❖ Only producer in China capable of producing rare earth coated PC wire and strand ❖ We ranked 3rd in domestic sales and 1st in export sales in PC materials in 2008
Proprietary Technology / In-House R&D Capabilities	❖ We have been granted 18 patents by the State Intellectual Property Office of China; 12 additional patents are pending approval ❖ Ability to provide innovative solutions to customers worldwide ❖ Proprietary production processes and technologies have allowed for cost savings
Worldwide Brand Recognition	❖ Established track record by participation in hundreds of projects ❖ The "Ossen" brand is recognized globally for its excellent quality and value ❖ Products have been used in numerous large-scale projects around the world
Unprecedented Market Growth Opportunity	❖ To support China's infrastructure build-out, its estimated that approximately 58.6 million tons of PC materials will be consumed in the next 10 years - such demand is expected to outstrip supply ❖ Bridge construction throughout China and the use of rare earth coated PC materials will result in significant growth opportunities for us
Experienced Management Team	❖ The average executive has 15 years of industry experience ❖ Founders were among the first in China to introduce and promote the use of PC materials in construction projects

Source: Chinese Academy of Social Sciences, General Administration of the Customs of PRC

APPENDIX

Appendix – Corporate Structure


Ossen Innovation (BVI)
100%
Ossen Innovation Materials Group Co., Ltd. (BVI)
100%
100%
Other Shareholders
Ossen Group (Asia) Co., Ltd. (BVI)
TOPCHINA Development Group Ltd. (BVI)
19%
81%
Ossen Innovation Material Co., Ltd. (PRC)
75%
25%
Ossen（Jiujiang）Steel Wire Cable Company (PRC)